SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                           CENTURY PROPERTIES FUND XIV
                            (Name of Subject Company)

    MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC;
      MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special
        Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC;
                       and MacKenzie Patterson Fuller, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                            Copy to:
Christine Simpson                           Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP              MacKenzie Patterson Fuller, LP
1640 School Street                          1640 School Street
Moraga, California  94556                   Moraga, California  94556
(925) 631-9100 ext.224                      (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                  Amount of
                    Valuation*                  Filing Fee
                    ----------                  ----------

                    $3,871,800                   $118.86

* For purposes of calculating the filing fee only. Assumes the purchase of 64,530 Units at a purchase price equal to $60 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $79.24
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: April 26, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of April 26, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Century Properties Fund XIV (the "Partnership"), the subject company, not already held by purchasers and their affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 26, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are raising the Offer Price to $60 per Unit and extending the Expiration Date until June 8, 2007.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated April 26, 2007*

(a)(2)    Letter of Transmittal*

(a)(3)    Form of Letter to Unit holders dated April 26, 2007*

(a)(4)    Notice of Withdrawal from AIMCO Offer*

(a)(5)    Supplemental letter to unit holders dated May 17, 2007

(a)(6)    Notice of Withdrawal from AIMCO Properties, LP Tender Offer as amended

(a)(7)    Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 26, 2007

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC

By:   /s/ Chip Patterson
      -------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      -------------------------
      Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX

Exhibit  Description

(a)(1)    Offer to Purchase dated April 26, 2007*

(a)(2)    Letter of Transmittal*

(a)(3)    Form of Letter to Unit holders dated April 26, 2007*

(a)(4)    Notice of Withdrawal from AIMCO Offer*

(a)(5)    Form of Letter to Unit holders dated May 17, 2007

(a)(6)    Notice of Withdrawal from AIMCO Properties, LP Tender Offer as amended

(a)(7)    Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 26, 2007